Exhibit 99.157

DeFi Technologies Completes Acquisition of Leading Digital Asset Liquidity Provider Stillman Digital

●	Stillman Digital Acquisition: DeFi Technologies has successfully acquired Stillman Digital, a leading digital asset liquidity provider with over US$20 billion in trade volume since 2021, with US$5 billion of that occurring in Q2 2024 alone. Stillman Digital provides digital asset products and services in electronic trade execution, market making and OTC block trading.

●	Strategic Growth: The acquisition of Stillman Digital aligns with DeFi Technologies’ goals of enhancing trading capabilities and diversifying both its customer base and revenue streams. By internalizing trading flows from portfolio companies like Valour, DeFi Technologies will leverage Stillman Digital’s expertise to strengthen its arbitrage trading desk, DeFi Alpha and global operations. The acquisition also supports Stillman Digital’s institutional growth strategy, offering access to opportunities within DeFi Technologies’ network, balance sheet, and distribution channels.

●	Future Revenue Drivers: Stillman Digital Bermuda plans on expanding into new business segments with the support of DeFi, including Custody, Foreign Exchange, and Proprietary Trading, which are expected to drive future growth.

Toronto - October 7, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (“DeFi”), is pleased to announce the successful completion of its acquisition of Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (collectively doing business as “Stillman Digital”1), a leading global liquidity provider offering industry-leading trade execution, settlement, and technology services (the “Acquisition”).

Stillman Digital’s Core Products & Services

●	Electronic Trade Execution: Stillman Digital generates over US$500 million in monthly volume with 24/7 streaming prices, providing deep liquidity across available assets. Clients can execute trades via the Web Portal or API, with price feeds aggregated from over 30 global exchanges and trading firms. Additionally, complex order types (TWAP, VWAP) and price data streams for the top 300 tokens are offered.

[1]	Not all products and services are available for each company and jurisdiction

●	OTC Block Trading: Stillman Digital processes an average trade size of $2 million+, offering a high-touch concierge service for large block trades. Trades are conducted via voice or chat, with manual trade confirmations handled by the back office. Acting as a global on/off ramp into the crypto markets, Stillman on-ramps US$40-80 million daily and processes over US$1 billion+ in monthly trade volumes.

●	Market-Making: Stillman Digital provides liquidity to central limit order book products through strategic partnerships and exchanges, currently handling US$400 million in monthly volume and experiencing rapid growth.

Newly Licensed & Future Revenue Drivers2

●	Institutional Focus: As part of its broader growth strategy, Stillman Digital will continue executing against its strategic development roadmap, focused on adding and deepening relationships with large corporate and institutional clients. By leveraging its existing blue-chip regulatory licenses, proprietary trading technology, and liquidity network, Stillman Digital is poised to realize additional growth and market share as part of the broader Defi Technologies ecosystem. DeFi’s platform will help unlock revenue synergies and economies of scale via its distribution channels, balance sheet, and marketing expertise.

●	Custody: Stillman Digital offers secure storage solutions with advanced encryption, multi-signature technology, and insurance. Utilizing state-of-the-art encryption and multi-signature technology, Stillman provides maximum security, offering both cold storage for long-term asset preservation and warm wallet solutions for convenient access. Stillman Digital provides 24/7 monitoring and support to safeguard clients’ assets and implement rigorous compliance and regulatory standards to maintain trust and transparency. Revenue is generated through custody fees based on the volume and value of assets under management.

●	Foreign Exchange: Stillman Digital plans to facilitate competitive currency exchange with access to a wide range of fiat and digital asset pairs. Using advanced trading algorithms and liquidity providers, they ensure optimal execution. Clients benefit from real-time market insights and analysis to make informed trading decisions and have access to customizable trading interfaces via Web Portal or API. Revenue is generated through spreads on currency pairs and trading volume.

●	Proprietary Trading: Future balance sheet maximization will be achieved via market-neutral proprietary trading activities across various digital asset markets. Sophisticated trading strategies and risk management techniques are utilized to generate consistent returns on capital. Cutting-edge technology and data analytics are leveraged to identify profitable trading opportunities. Strict compliance and regulatory controls are implemented to mitigate risks and ensure adherence to applicable laws. Revenue is generated through trading profits.

[2]	These products are solely offered by Stillman Digital Bermuda Ltd.

Stillman Digital’s technology investment and client diversification are expected to continue delivering profitable growth. Its established onshore and offshore regulatory credibility and extensive network of banking relationships create a competitive moat, laying the foundation for continued success. Custody, Foreign Exchange, and Proprietary Trading services are anticipated to drive future revenue and further expand Stillman’s market presence.

Strategic Acquisition for Growth

The Acquisition aligns with DeFi Technologies’ strategic goals by bolstering its trading capacities and diversifying both its customer base and revenue streams. By integrating Stillman Digital into its operations, DeFi Technologies plans to internalize part of the trading flows from its portfolio companies such as Valour and leverage Stillman’s expertise to enhance its trading capabilities within DeFi Alpha and its global operations.

DeFi Technologies anticipates further supporting Stillman Digital’s institutional growth strategy by providing it access to more opportunities within the digital asset space through its network, balance sheet, rebranding, distribution channels, and as part of the broader group of DeFi Technologies companies.

Moreover, the Acquisition will diversify DeFi Technologies’ client base and stabilize its revenue streams. While Valour primarily serves off-chain retail and high-net-worth clients, Stillman Digital focuses on on-chain institutional clients, providing a balanced client portfolio. Additionally, Stillman’s on/off-ramp business, which grew 178% during the 2022 market downturn, will help smooth out Valour’s more cyclical revenue tied to crypto price movements, mitigating downward volatility and ensuring stability during all market conditions.

Transaction Details

In connection with the Acquisition, DeFi Technologies acquired all issued and outstanding securities of Stillman Digital for 2.5 million common shares of DeFi Technologies (the “Payment Shares”). 1 million of the Payment Shares are subject to a lock-up schedule and released over a period of a year. No finder fees were paid in connection with the Acquisition.

Executive Comments

Jonathon Milks, CEO of Stillman Digital, commented, “Teaming up with DeFi Technologies signals an exciting new phase in the evolution of Stillman Digital. This partnership will further bolster our ability to offer high-quality liquidity solutions and trading services to institutional customers. Together, we will push forward in closing the gap between traditional finance and decentralized finance. We look forward to tapping into the DeFi team’s expansive network in the web3 industry to fuel customer acquisition and continue driving profitable growth, all while building on the robust technological and regulatory framework we’ve developed at Stillman over the last four years.”

Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies, commented, “The Acquisition is a strategic step that not only expands our capabilities in the trading sector but also diversifies our client base and revenue streams. We are excited to integrate Stillman Digital’s expertise into our operations and enhance our comprehensive suite of services.”

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the closing of the Acquisition; the business and growth opportunities of Stillman Digital; synergies realized from the Acquisition; issuance and release of Payment Shares; the regulatory environment with respect to the growth and adoption of decentralized finance and digital assets; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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